  EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of January 1, 2019, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Retirement Funds, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Target 2005 Fund, T. Rowe Price Target 2010 Fund, T. Rowe Price Target 2015 Fund, T. Rowe Price Target 2020 Fund, T. Rowe Price Target 2025 Fund, T. Rowe Price Target 2030 Fund, T. Rowe Price Target 2035 Fund, T. Rowe Price Target 2040 Fund, T. Rowe Price Target 2045 Fund, T. Rowe Price Target 2050 Fund, T. Rowe Price Target 2055 Fund, and T. Rowe Price Target 2060 Fund (each a “Fund” and collectively the “Funds”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, each Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, the Corporation’s Board of Directors has authorized the issuance of three classes of shares of each Fund: Investor Class (the “Investor Class”), Advisor Class (the “Advisor Class”), and I Class (the “I Class”);

 WHEREAS, the Corporation and Manager initially entered into an Investment Management Agreement on behalf of each Fund (the “Original Management Agreement”), and on February 1, 2016, the Corporation and Manager entered into an Amended and Restated Investment Management Agreement on behalf of each Fund (the “Restated Management Agreement”), under which each Fund bears the costs of its operating expenses (with certain exceptions);

 WHEREAS, the Corporation and Manager entered into an Expense Limitation Agreement (the “2016 Agreement”) on February 1, 2016, in an effort to keep the total expense ratio of the Investor Class and the Advisor Class equal to or lower than the total expense ratio calculated while the Fund was operating in accordance with the Original Management Agreement, and this Agreement does not supersede or amend the 2016 Agreement;

 WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of the Funds and the Investor Class and Advisor Class to enter into this Agreement; and

 NOW, THEREFORE, the Manager and the Corporation, on behalf of the Funds, hereby agree as follows:

1. Investor Class Expense Limitation.

The Manager agrees to pay the operating expenses of each Fund’s Investor Class, excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Investor Class Operating Expenses”), or reimburse the Investor Class for Investor Class Operating Expenses, to the extent the Investor Class Operating Expenses exceed 0.15% on an annualized basis, of the Investor Class’ average daily net assets (hereinafter referred as the “Investor Class Operating Limitation”). Any Investor Class Operating Expenses paid or reimbursed by the Manager pursuant to the Investor Class Operating Limitation are subject to reimbursement to the Manager by the Fund or Investor Class whenever the Investor Class Operating Expenses are below 0.15%. However, no reimbursement will be made more than three years after the payment of Investor Class Operating Expenses by the Manager or if such reimbursement would result in the Fund’s Investor Class Operating Expenses exceeding 0.15%.

2. Advisor Class Expense Limitation.

The Manager agrees to pay the operating expenses of each Fund’s Advisor Class, excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; acquired fund fees and expenses; and 12b-1 fees (collectively, “Advisor Class Operating Expenses”), or reimburse the Advisor Class for Advisor Class Operating Expenses, to the extent the Advisor Class Operating Expenses exceed 0.15%, on an annualized basis, of the Advisor Class’ average daily net assets (hereinafter referred as the “Advisor Class Operating Limitation”). Any Advisor Class Operating Expenses paid or reimbursed by the Manager pursuant to the Advisor Class Operating Limitation are subject to reimbursement to the Manager by the Fund or Advisor Class whenever the Advisor Class Operating Expenses are below 0.15%. However, no reimbursement will be made more than three years after the payment of Advisor Class Operating Expenses by the Manager or if such reimbursement would result in the Fund’s Advisor Class Operating Expenses exceeding 0.15%.

3. Fundwide Expenses

In the event that the payment of Investor Class Operating Expenses or Advisor Class Operating Expenses pursuant to the Investor Class Operating Limitation or Advisor Class Operating Limitation results in the payment or reimbursement of Fundwide Expenses (as such term is defined in Rule 18f-3 under the 1940 Act) that have been allocated to the applicable Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other classes of the Fund.

4. Amendment and Termination of Agreement.

This Agreement will continue with respect to each Fund at least through September 30, 2020 (the “Initial Termination Date”). Thereafter, this Agreement may continue for such period of time beyond the Initial Termination Date and for such limit on an Investor Class Operating Expense Ratio and/or Advisor Class Operating Expense Ratio as the Manager may agree, provided that the Board of Directors of a Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves such continuation and new Investor Class Operating Expense Ratio and/or Advisor Class Operating Expense Ratio expense limitation(s). This Agreement may be terminated at any time beyond the Initial Termination Date with approval by a Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Manager. This Agreement will terminate automatically with respect to a Fund upon termination of its Restated Management

Agreement. Amendment or termination of this Agreement does not require approval by shareholders of a Fund or its separate classes of shares.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	T. ROWE PRICE RETIREMENT FUNDS, INC.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Executive Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/ TRF/TRFA Operating Expense Limit Agreement.docx